Mail Stop 3561

February 27, 2009

Mark Kurtz
Chief Financial Officer
Haights Cross Communications, Inc.
10 New King Street, Suite 102
White Plains, NY 10604

        RE: **Haights Cross Communications, Inc.**
                 Form 10-K for the fiscal year ended December 31, 2007
                 Form 10-Q for the quarterly period ended June 30, 2008
                 Form 10-Q for the quarterly period ended September 30, 2008

                 File No. 333-109381

Dear Mr. Kurtz:

      We have reviewed your response letter dated January 30, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarterly period ended June 30, 2008
Form 10-Q for the quarterly period ended September 30, 2008

Note 7. Dispositions, page 8

1. We have reviewed your response to our prior comment number 2 but continue to believe that the $4.8 million of funds placed in escrow in connection with the sale of the Oakstone Publishing business represent a gain contingency which should not be recognized in the Company's financial statements until realization of these funds by the Company is assured. As the disclosure in Note 7 to your financial statements, the escrow account balance of $4.8 million is subject to downward purchase price adjustments up to the full balance based on adjustments to working capital and representations and warranties made in the purchase agreement. Furthermore, your response to our prior comment number 2 also notes that any escrow amount due to the Company would not be released until the one year anniversary of the sale transaction, pending the outcome of any claims made by the purchaser under the sale agreement. We believe that both of these factors are indicative that collection of the escrow balance was not reasonably assured at the date the transaction occurred.

   As outlined in paragraph 83 of Concept Statement No. 5, "gains commonly result from transactions and other events that involve no "earning process" and for recognizing gains, being earned is generally less significant than being realized or realizable." Also, SAB Topic 5:E, Question 4 indicates that "profit is deemed to be realized when a sale in the ordinary course of business is effected, unless the circumstances are such that the collection of the sale price is not reasonably assured." As your response indicates, claims for working capital adjustments and breaches of representations have been made by the purchaser subsequent to the sale date. Also, based on the information noted in your response, it continues to appear that you have yet to obtain the rights to the $4.8 million amount placed in escrow, as the buyer has not agreed to release the $4.8 million placed in escrow, nor has the time restriction on the escrow account elapsed. Based on the foregoing, we believe that the collection of the $4.8 million placed in the escrow account is not currently reasonably assured and was not reasonably assured at the date the sale occurred since the remaining balance in the account will not be realizable by the Company until all such claims are satisfied and any amounts remaining in escrow are released or available for release to the Company at the end of the one year period. Accordingly, please revise your financial statements included in your Reports on Form 10-Q for the quarters ended June 30, 2008 and September 30, 2008 to eliminate the recognition of the gain related to the $4.8 million of funds held in escrow.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.

You may contact Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Mark Kurtz, Chief Financial Officer
(914)289-9481